Filed by Nikola Corporation

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2

of the Securities Exchange Act of 1934, as amended

Subject Company: Romeo Power, Inc.

(Commission File No. 001-38795)

[First Used August 1, 2022].

Nikola acquires struggling Romeo Power to secure battery supply One startup buys another in a defensive move that also fosters growth Nikola Corp. is acquiring struggling startup Romeo Power Inc. in a $144 million all-stock deal that Nikola says will assure its supply of battery packs critical to assembling electric trucks. The transaction exchange ratio implies Romeo’s shares are worth 74 cents each, a 34% premium to its closing price Friday of 55 cents. Romeo shareholders get a 4.5% pro forma ownership of Nikola. The boards of both companies have approved the deal.

The deal potentially preserves up to 400 jobs at Romeo.

"In the short run, we need everybody there," Mark Russell, Nikola CEO, told FreightWaves. "We need as many batteries as they can produce. It can be a challenge for them to keep up with us. We need all the help we can get there."

Nikola expects to save $350 million on battery costs by 2026 and reduce non-cell-related battery pack costs by 30%-40% by the end of 2023 because of the acquisition.

Nikola is providing Romeo $35 million to keep operating until the deal closes, expected at the end of October.

"Following an extensive review of alternatives, we firmly believe that this combination offers the best opportunity for Romeo shareholders to participate in the ongoing value creation at a larger scale, stronger combined company. It is exciting to see Romeo joining the Nikola family," Robert Mancini, Romeo chairman, said in a press release.

SPAC SHAKEOUT

It is the latest evidence of a shakeout of young companies that went public during a frenzy of mergers with special purpose acquisition companies in 2020 and 2021. Shell companies created by blank check investors targeted startup companies that had little or no revenue and were years away from making money.

"Only time will tell if it's the beginning of something bigger in terms of a wave or something like that," Russell said. "In a space where a bunch of startups got going, some of them are not going to make it. It's inevitable that there's some consolidation as things go along."

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Nikola (NASDAQ: NKLA) itself was among the earliest SPACs. While it is beginning to deliver trucks to customers and book revenue, its future is far from certain. An attempt to increase the number of authorized shares to raise new money has so far been thwarted by Trevor Milton, the founder and former executive chairman who faces trial on federal fraud charges in September. But the Romeo (NYSE: RMO) acquisition fits under what is left from Nikola’s current 600 million-share pool, Russell said. A thrice-adjourned annual meeting to vote on raising the authorization to 800 million shares resumes Tuesday. Nikola needs the proxies of less than 1% of outstanding shares for the proposal to pass. “We included the need for shares here in our overall planning,” Russell said. “And we know we can get it done regardless of any other factors.” Battery worries Nikola was concerned for months about Romeo’s ability to keep up with its need for battery packs, designed by Nikola and manufactured by Romeo. The company expects to manufacture 300 to 500 trucks this year. It will update that estimate when it releases second-quarter financials on Thursday. The Phoenix-based electric truck maker in January signed a long-term contract with Romeo competitor Proterra Inc. to lock in a second source of batteries. Nikola also is investigating the Ultium battery from General Motors. The automaker tentatively agreed to become a contract manufacturer of a since- canceled Nikola electric pickup truck in exchange for 11% Nikola equity. That deal unraveled as part of a scandal ignited in September 2020 by a scathing report from Hindenburg Research.

“For some time, we have thought we needed more control of our battery destiny,” Russell said. “Part of it is defensive, making sure you have security of supply. But also strategically. Batteries are in a constant state of flux. There’s constant improvements, both at the cell level and at the module and pack level.” As part of the deal for Romeo, Nikola takes over a new 215,000-square-foot manufacturing plant in Cypress, California, that Romeo just completed last week. But don’t look for Nikola to get into the battery business beyond its own needs. “We’re not going to be a merchant of batteries,” Russell said. “This in the long run will become our in-house capability. “You get a brand-new facility that’s got new equipment in it, and you get 400 excellent, passionate people who are really experts in batteries. That’s what we’re paying for.” Romeo Power’s new battery-manufacturing plant in Cypress, California, will become Nikola’s in-house battery operation as part of its $148 million all-stock acquisition. (Photo: Nikola)

sorting out the details Romeo’s book of business, once estimated at $554 million, includes a five- year deal with Paccar Inc. announced in April 2021 to supply battery packs for the Class 8 Peterbilt 579EV and Model 520EV refuse truck. Peterbilt directly competes with Nikola in battery-electric trucks. “[Romeo] will certainly fulfill whatever commitments they’ve already made,” Russell said. “We won’t intentionally interfere, subject to any future negotiations or changes in circumstance.” It’s too soon to know how other arrangements Romeo has will play out. Romeo a year ago signed a long-term deal with South Korea’s LG Energy Solution Ltd. to purchase cylindrical lithium-ion battery cells through 2028. Nikola also has an eight-year contract to purchase battery cells with LG. “That’s been the part of the deal that you learn last because it’s competitively sensitive,” Russell said. “We don’t know everything about those deals at this point.” It is public knowledge, however, that Republic Services, a major manufacturer of refuse vehicles, is an investor in Romeo. Timothy Stuart, Republic COO, is one of eight Romeo directors. Republic and Nikola canceled a deal in December 2020 for Nikola to build thousands of electric-powered refuse trucks for Republic. Romeo’s journey Founded in 2016, Romeo may have been better off before its SPAC with RMG Acquisition Corp, that resulted in Romeo receiving $384 million in proceeds when the merger closed at the end of 2020.

Romeo stock once touched $38 a share before beginning a precipitous fall that coincided with greater SPAC scrutiny by the Securities and Exchange Commission. CEO Lionel Selwood was ousted in August 2021, replaced by former Bloom Energy COO Susan Brennan. Romeo took a financial turn for the worse in February when it was forced to buy out BorgWarner Inc.’s 50% interest in a joint venture formed in 2019. BorgWarner had invested $50 million in Romeo for a 20% equity stake. In February 2021, BWA paid $880 million to acquire commercial vehicle battery maker Akasol.

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities, nor is it a substitute for any offer materials that Nikola Corporation (“Nikola”), its acquisition subsidiary or Romeo Power, Inc. (“Romeo”) will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, Nikola and its acquisition subsidiary will file a tender offer statement on Schedule TO, Nikola will file a registration statement on Form S-4 and Romeo will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. ROMEO STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF ROMEO SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all Romeo stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Nikola will be available free of charge by contacting Investor Relations, Nikola Corporation, 4141 E Broadway Road, Phoenix, Arizona 85040. Copies of the documents filed with the SEC by Romeo will be available free of charge by contacting Investor Relations, Corporate Secretary, Romeo Power, Inc., 5560 Katella Avenue, Cypress, California 90603.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of federal securities laws, including statements relating to the exchange offer, the proposed merger, the anticipated benefits of the proposed merger, including potential cost savings, synergies and performance improvements, the expected benefits of any liquidity support, the expected financial impact of the proposed transaction on Nikola, Nikola’s expectations regarding its ongoing liquidity needs and ability to satisfy those needs, and Nikola’s expectations regarding the closing of the merger. These forward-looking statements generally are identified by words such as “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited: risks related to the ability of Nikola to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of Romeo’s shares being validly tendered into the exchange offer to meet the minimum condition; the ability of Romeo and Nikola to receive the required regulatory approvals for the proposed acquisition; the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; Nikola’s ability to successfully integrate Romeo’s battery pack production into its business; Nikola’s ability to realize expected synergies, benefits, cost savings and performance improvements; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; the risk that disruption from the proposed acquisition may make it more difficult to maintain business and operational relationships; the potential negative effects of the announcement or the consummation of the proposed transaction on the market price of Nikola’s common stock or on its business or operating results; the risk of litigation or regulatory actions related to the proposed transaction; the effect of the announcement or pendency of the transaction on Romeo’s business relationships, operating results, and business generally; risks relating to significant transaction costs and known or unknown liabilities; risks associated with third party contracts containing consent or other provisions that may be triggered by the proposed transaction; the ability of Nikola to continue to obtain sufficient capital to support its business; and the ability of the parties to retain and hire key personnel. There can be no assurance that the proposed transaction or any other matters described above will in fact be consummated in the manner described or at all.

For additional information regarding factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of Nikola and Romeo on Forms 10-K, 10-Q and 8-K filed with or furnished to the SEC from time to time. These forward-looking statements are made only as of the date hereof and Nikola disclaims any obligation to update any forward-looking statement, except as required by law.

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[First Used August 1, 2022].

Alan Ohnsman Forbes Staff I follow technology-driven changes that are Unfollow reshaping transportation. Aug 1, 2022, 07:27am EDT 0

Nikola is buying Romeo Power to ensure stable supplies of battery packs for its Tre BEV electric semi. NIKOLA CORP. Nikola, a maker of battery- and hydrogen-powered trucks, is acquiring battery supplier Romeo Power in an all-stock deal worth $144 million that it says will ensure stable access to lithium-ion packs as it ramps up electric semi production. Boards of Phoenix-based Nikola and Romeo agreed to an offer of $0.74 per share, a 34% premium to Romeo’s July 29 closing price, Nikola CEO Mark Russell tells Forbes. Nikola will also provide Romeo with $35 million of funding to stabilize its operations until the deal closes—$15 million in senior secured notes and a battery pack delivery bonus worth up to $20 million. The deal still needs approval from shareholders and is expected to close later this year. Nikola is Romeo’s main customer so “part of this is defensive, to make sure nothing disruptive happens here,” Russell said. “But the real motivation is strategic: we’re taking control of our battery destiny and bringing this in-house.” Battery supplies are a priority for truck- and automakers pivoting from environmentally unfriendly fuels to electric propulsion amid a worsening climate crisis. The Biden Administration has already announced loan and grant programs intended to spur domestic battery production. Meanwhile, new energy legislation making its way through the Senate could provide significantly more federal funds to aid production of electric and hydrogen vehicles and incentives for consumers and commercial fleet operators to buy them. Romeo Power produces heavy-duty battery packs for commercial vehicles at its Cypress, California, headquarters. ROMEO POWER “If what ends up going into law does include that purchase incentive and the production tax credit for the hydrogen, those are two things that are very strategic to us and to the industry,” Russell said. Nikola also gets battery packs from Silicon Valley-based electric truck and bus maker Proterra and will continue to do so after the Romeo acquisition, Russell said. It’s adding 400 Romeo employees and the company’s Cypress operations will become Nikola’s Battery Center of Excellence.

“Part of this is defensive, to make sure nothing disruptive happens here.” Founded in 2015 using battery technology developed by former SpaceX and Tesla engineers, Romeo has struggled to line up additional customers for its heavy-duty battery modules that it claims have better energy density and thermal stability than competing packs. After going public via a SPAC deal in late 2020, Romeo’s stock price has plunged from a high of $22.49 a share on December 1, 2020, to 55 cents at the close of trading on Friday. Nikola hasn’t fared much better, also experiencing a precipitous drop in market cap triggered by fraud allegations against founder Trevor Milton in September 2020. Federal prosecutors have charged him with lying to investors about Nikola’s technology, and his trial over the matter is currently scheduled to start on September 12. Milton has denied any wrongdoing. Nikola settled with the Securities and Exchange Commission over the matter last year, agreeing to a $125 million fine.

The company estimates that integrating Romeo into its operations could reduce its battery pack costs by up to 40% by the end of next year and save it as much as $350 million by 2026. “The deal better positions Nikola to adjust as battery technology changes,” Jeffrey Osbourne, a Cowen equity analyst, said in a research note. “We see the deal as an opportunistic and logical strategic fit as Nikola is Romeo’s largest customer.” Under Russell, the company is moving forward with production of trucks at its Coolidge, Arizona plant, which started in April. And ahead of its second-quarter results announcement on August 4, it’s pushing shareholders to approve a stock issuance plan that would help raise additional funds to boost production and construction of hydrogen fuel stations. Russell wouldn’t say if that measure has the investor backing it needs but did note that the Romeo Power acquisition doesn’t rely on it. “We’ve been working on this for a while, and we’ve made provisions so that we can do the transaction and have the stock available to us regardless of what happens with the proxy vote,” he said. Nikola shares rose 7.9% in Nasdaq trading to $6.71, while Romeo jumped 27% to 69.8 cents at 12:16 p.m. New York time.

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities, nor is it a substitute for any offer materials that Nikola Corporation (“Nikola”), its acquisition subsidiary or Romeo Power, Inc. (“Romeo”) will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, Nikola and its acquisition subsidiary will file a tender offer statement on Schedule TO, Nikola will file a registration statement on Form S-4 and Romeo will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. ROMEO STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF ROMEO SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all Romeo stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Nikola will be available free of charge by contacting Investor Relations, Nikola Corporation, 4141 E Broadway Road, Phoenix, Arizona 85040. Copies of the documents filed with the SEC by Romeo will be available free of charge by contacting Investor Relations, Corporate Secretary, Romeo Power, Inc., 5560 Katella Avenue, Cypress, California 90603.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of federal securities laws, including statements relating to the exchange offer, the proposed merger, the anticipated benefits of the proposed merger, including potential cost savings, synergies and performance improvements, the expected benefits of any liquidity support, the expected financial impact of the proposed transaction on Nikola, Nikola’s expectations regarding its ongoing liquidity needs and ability to satisfy those needs, and Nikola’s expectations regarding the closing of the merger. These forward-looking statements generally are identified by words such as “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited: risks related to the ability of Nikola to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of Romeo’s shares being validly tendered into the exchange offer to meet the minimum condition; the ability of Romeo and Nikola to receive the required regulatory approvals for the proposed acquisition; the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; Nikola’s ability to successfully integrate Romeo’s battery pack production into its business; Nikola’s ability to realize expected synergies, benefits, cost savings and performance improvements; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; the risk that disruption from the proposed acquisition may make it more difficult to maintain business and operational relationships; the potential negative effects of the announcement or the consummation of the proposed transaction on the market price of Nikola’s common stock or on its business or operating results; the risk of litigation or regulatory actions related to the proposed transaction; the effect of the announcement or pendency of the transaction on Romeo’s business relationships, operating results, and business generally; risks relating to significant transaction costs and known or unknown liabilities; risks associated with third party contracts containing consent or other provisions that may be triggered by the proposed transaction; the ability of Nikola to continue to obtain sufficient capital to support its business; and the ability of the parties to retain and hire key personnel. There can be no assurance that the proposed transaction or any other matters described above will in fact be consummated in the manner described or at all.

For additional information regarding factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of Nikola and Romeo on Forms 10-K, 10-Q and 8-K filed with or furnished to the SEC from time to time. These forward-looking statements are made only as of the date hereof and Nikola disclaims any obligation to update any forward-looking statement, except as required by law.

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